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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2013

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brekford Corp.
Full Name of Registrant

Former Name if Applicable

7020 Dorsey Road
Address of Principal Executive Office (Street and Number)

Hanover, MD 21076
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Brekford Corp is unable to file its Form 10-Q for the period ending September 30, 2013 by October 14, 2013 because of a delay in preparing its consolidated financial statements as additional review was required to complete management’s assessment on financial reporting.  This delay caused Brekford Corp. to be unable to finalize the XBRL tagging process in time for the Form 10-Q to be filed on a timely basis, which could not have been avoided without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	C.B. Brechin, CEO & CFO	443	557-0200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its consolidated statements of operations for the three- and nine-month periods ended September 30, 2013 to be included in the Quarter Report will reflect: (i) a net loss of approximately $568,492 for the three months ended September 30, 2013, compared to a net loss of approximately $50,948 for the corresponding period of 2012; (ii) a net loss of approximately $968,960 for the nine months ended September 30, 2013, compared to net income of approximately $198,895 for the corresponding period of 2012; and (iii) basic and diluted net loss per common share of $0.01 and $0.02 for the three and nine months ended September 30, 2013, compared to basic and diluted earnings per common share of $0.00 and $0.00 for the corresponding periods of 2012.  The reduction in net income for the 2013 periods when compared to the 2012 periods resulted primarily from increased expenses related to salaries, benefit programs and associated support costs for the expansion of ATSE without corresponding increases in revenue as certain program implementations were delayed.  Increased depreciation expense associated with newly installed technology infrastructure and camera equipment also contributed to the loss.

The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Quarterly Report to which this Form 12b-25 relates.

Brekford Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2013		By:	/s/ C.B. Brechin
Name: C.B. Brechin
Title: CEO & CFO